SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X              Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No       X

TABLE OF CONTENTS

1.	Press Release issued on January 3, 2005, announcing the acquisition of an industrial steel painting plant in Alabama.

Press Release NYSE BMV

GRUPO IMSA ACQUIRES INDUSTRIAL STEEL PAINTING PLANT IN ALABAMA

Monterrey, N.L., Mexico – January 3, 2005 – Grupo Imsa informs that, through IMSA ACERO, it has acquired the assets of Polymer Coil Coaters from Magnatrax Corporation for US$29 million. These assets mainly comprise an industrial continuous steel painting line in Fairfield, Alabama, which supplies the construction industry in the southeastern United States. The plant has an annual production capacity of 135,000 tonnes of pre-painted steel.

Santiago Clariond, IMSA ACERO’s CEO, explained, “This plant will be integrated into Steelscape’s operations, expanding our geographic presence in the United States which is currently concentrated in the western region of that nation. One of our objectives for Steelscape is to grow in an ordered and profitable way in order to give us nationwide coverage to become the U.S. construction industry’s most important pre-painted steel supplier.” Mr. Clariond added, “Additionally, this acquisition is in line with our strategy of growing in high value added product lines, such as pre-painted steel, where we lead the markets in Mexico and on the west coast of the United States.”

With the acquisition of Polymer Coil Coaters, IMSA ACERO increases its industrial pre-painted steel capacity to a total of 845,000 tonnes per year. The new production capacity strengthens its position in the North American market by allowing it to cover the west coast and southeastern regions of the United States from its U.S. plants and the south of the nation from its plants in northern Mexico.

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in three core businesses: steel processed products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America, Grupo Imsa currently exports to all five continents. Grupo Imsa’s shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jose.fornelli@grupoimsa.com

This document contains forward-looking statements relating to Grupo Imsa’s future performance or its current expectations or beliefs, including statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V. (Registrant)

Dated: January 3, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer